Exhibit 5







                        November 30, 1994


James River Corporation
  of Virginia
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

     We have acted as counsel to James River Corporation of Virginia, a Virginia corporation ("James River"), in connection with the Registration Statement on Form S-8 (the "Registration Statement") James River proposes to file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to 2,000,000 shares of common stock, par value $0.10, of James River (the "Common Stock"), and Rights to Purchase Series M Cumulative Participating Preferred Stock, par value $10.00, of James River (the "Rights") attached in equal number to the shares of the Common Stock to be offered under its 1987 Stock Option Plan, as amended and restated (the "Plan"). In this capacity, we have examined the Registration Statement, the Plan, the records of corporate proceedings of James River and such other materials as we have deemed necessary to the issuance of this opinion.

     On the basis of the foregoing, we are of the opinion that:

     (1) James River is a corporation duly organized and validly existing under the laws of Virginia.

     (2) The shares of Common Stock of James River to be offered through the Plan have been validly authorized and, when issued in accordance with the terms and provisions of the Plan, will be legally issued, fully paid and non-assessable.

     (3) We re-affirm our opinion regarding the Rights given to James River's Board of Directors as confirmed in our letter of February 9, 1989, a copy of which is attached to this opinion. In our opinion regarding the Rights, we discussed whether certain provisions of Section 13.1-638 of the Code of Virginia (the "Code") might prohibit the restrictions on transfer imposed under the agreement governing the Rights. The Code was amended, effective July 1, 1990, to provide that, notwithstanding such provisions of Section 13.1-638, the terms of rights issued by a corporation may include restrictions on transfer by designated persons or classes of persons.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

                              Very truly yours,

                              McGuire Woods Battle & Boothe



                        February 9, 1989


Board of Directors
James River Corporation
  of Virginia
Tredegar Street
Richmond, Virginia 23217

Gentlemen:

     This will confirm our opinion, given orally to the Board of Directors of James River Corporation of Virginia, a Virginia corporation (the "Company"), with respect to the Board of Directors' adoption of a Shareholder Rights Plan (the "Plan") on the terms set forth in the Rights Agreement (the "Rights Agreement") which was submitted to the Board of Directors before adoption. Under the Plan, the Board of Directors has authorized the issuance by the Company of rights (the "Rights") to purchase 1/1000th of a share of the Company's Series M. Cumulative Participating Preferred Stock, par value $10.00 per share ("Series M Preferred Stock"), as a dividend distribution to holders of the Common Stock, par value $.10 per share (the "Common Stock"), of the Company.

     In connection with this opinion, we have reviewed the amended and Restated Articles of Incorporation and Bylaws, as amended, of the Company; the Rights Agreement; the resolutions adopted by the Board of Directors on February 9, 1989, providing among other things for the distribution of the Rights and approving the Rights Agreement; the Company's proposed letter to shareholders concerning the Rights distribution; and such other matters as we consider necessary. We have examined those Virginia statutes and judicial decisions as we have deemed relevant. Although we have also examined certain statutes and judicial decisions from other jurisdictions, we express no opinion herein concerning the laws of any state other than Virginia.

Summary of the Plan

     Each Right issued under the Plan will entitle the holder to purchase 1/1000th of a share of Series M Preferred Stock for $150.00, subject to certain anti-dilution adjustments. However, the Rights are not exercisable (and cannot be transferred separately from the Common Stock) until the close of business on the tenth day after the first date of public announcement that a person or group has acquired beneficial ownership of ten percent or more of the Common Stock (an "Acquiring Person") or after the close of business on the tenth business day after the date a person or group commences or first publicly announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership by such person or group of ten percent or more of the Common Stock. In the event that any other entity should merge or otherwise combine with the Company or enter into certain specified transactions with it, each Right would then entitle the holder to purchase that number of shares of common stock of such other entity or, in the case of certain transactions where the other entity is an Acquiring Person, that number of shares of Common Stock, which at the time of the transaction would have a market value of two times the then exercise price of the Right. The Board of Directors of the Company may redeem all of the Rights at a price of $.01 per Right at any time until ten days after any person or group acquires beneficial ownership of ten percent or more of the Common Stock. Even after someone acquires beneficial ownership of ten percent of the Common Stock and the Rights become nonredeemable, the right of redemption will be reinstated if such person reduces its equity position to five percent or less of the Common Stock in a transaction or series of transactions not directly or indirectly involving the Company or any of its subsidiaries.

Reasons for the Plan

     We understand that the Board of Directors believes that the current market price of the Common Stock does not reflect the long-term potential of the Company. Given the present popularity and ease of consummating an unsolicited takeover of a major corporation, the Board of Directors believes that adoption of the Plan will make the Company less vulnerable to abusive and unfair takeover tactics by giving the Board of Directors the time and flexibility to ensure that all shareholders are protected in their right to retain their investment, or to secure full value for it, while not precluding a fair acquisition of the Company. Although we understand that the Company has no knowledge that any person or group is presently engaged in such tactics with respect to the Company, the Board of Directors is concerned that present law and existing provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws do not provide adequate protection against such tactics.

     We understand that the Board of Directors' principal purpose in adopting the Plan is to encourage any potential acquiror to negotiate in advance with the Company, thereby enabling the Board of Directors to act in the best interests of all the shareholders. The Board of Directors has acknowledged that the Plan is not intended to deter or prevent an offer which would be in the best interests of all shareholders or to affect adversely any person or group's ability to obtain representation on or control of the Company's Board of Directors through proxy contests.

Matters Considered by the Board of Directors

     A committee of members of the Board of Directors considered proposals similar to the Plan at a meeting held on January 31, 1989 and the entire Board of Directors considered such proposals and the Plan at a meeting held on February 9, 1989. The directors were assisted in their deliberations not only by officers of the Company but also by independent financial advisors and legal counsel. Factors discussed during these meetings included (i) the takeover environment generally and as it relates to paper and forest products companies; (ii) the vulnerability of the Company to a takeover generally and to particular takeover tactics, in light of present law and existing provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws; (iii) the financial and other characteristics of the Company which could make the Company an attractive target; (iv) the provisions, purposes and potential effects of the Plan; (v) whether the Plan is reasonably related to and effective in accomplishing its intended purposes; (vi) the effect of the Plan, if any, on potential offers for all of the Common Stock; (vii) the redemption features of the Plan, including the possibility that the Rights might become non-redeemable and the consequences thereof in obtaining a fair price for all shareholders in a subsequent negotiated transaction;
(viii) the potential effect of the Plan on the market price of the Common Stock; and (ix) whether the exercise price under the rights is reasonably related to the value of the Company.

     The Board of Directors also considered that (i) Virginia has a statute prohibiting for three years after certain significant transactions between a corporation and any holder of at least ten percent of its voting shares who acquires such percentage without prior approval by the board of directors unless the acquisition is approved by the majority of the disinterested directors and the holders of two thirds of the shares other than the shares of such holder and (ii) the Virginia legislature has passed a bill which if approved by the Governor will, effective July 1, 1989, provide that under certain circumstances shares acquired by a person will have no voting rights unless voting rights are granted by a resolution adopted by the shareholders. We understand that the Board of Directors believes that the former statute shows public policy in Virginia recognizes that the acquisition of a ten percent interest without Board approval presents a possible threat to the corporation and its other shareholders, and that the Plan supplements the protection provided by these statutes by helping to ensure that shareholders realize the full long-term potential value for their Common Stock.

     It is our understanding that the Board of Directors has concluded that the Rights (i) serve a legitimate corporate purpose and are reasonably related to accomplishing that purpose,
(ii) have an exercise price which is reasonably related to the value of the Company, (iii) are in the best interests of the Company and its shareholders, and (iv) have not been proposed for the purpose of perpetuating the directors' or management's control over the Company.

Legal Authorization of the Rights

     The Virginia Stock Corporation Act authorizes the board of directors of a corporation to issue rights, options and warrants for the purchase of shares of the corporation on such terms as it may approve, except in limited circumstances not applicable here.
Section 13.1-646 of the Virginia code provides that:

     A corporation may create or issue rights, options or warrants for the purchase of shares of the corporation upon such terms and conditions and for such consideration as may be approved by the board of directors. If such rights, options or warrants are to be issued to directors, officers or employees as such of the corporation or any subsidiary thereof, and not to the shareholders generally, their issuance shall be authorized by the shareholders of the corporation who are entitled to vote generally in the election of directors, or shall be authorized by and consistent with a plan approved or ratified by such shareholders, unless the articles of incorporation provide that shareholder approval is not required. (emphasis supplied)

     The terms of Section 13.1-646 are broad, and we have not found any legislative history or judicial decision indicating that the language of the statute should be narrowly construed so as to deprive boards of directors of the authority to issue rights similar to those contemplated under the Plan. We note that similarly broadly-worded provisions of the Delaware General Corporation Law have been held by the Delaware Supreme Court to authorize a board of directors to issue rights with features similar to those of the Plan. Moran v. Household International, Inc., 500 A.2d 1346 (Del. 1985) ("Household"); Revlon, Inc. v. MacAndrew & Forbes Holdings, Inc. 506 A.2d 173 (Del. 1986) ("Revlon").

     Based on the language of the Virginia statute, the Household and Revlon cases and the absence of contrary Virginia precedent, we believe that a Virginia court should hold that the Plan and the issuance of the Rights are authorized by Section 13.1-646.

Restriction on Transfer to an Acquiring Person

     The Plan provides that Rights cannot be transferred to any person who is or, as a result of the transfer of Common Stock related to the Rights, becomes, directly or indirectly, an Acquiring Person or an associate or affiliate of an Acquiring Person. Any such purported transfer will be void, and the transferor will continue to own such Rights. This provision would not prevent an Acquiring Person and its associates and affiliates from owning in the aggregate up to ten percent of the Rights.

     Section 13.1-649 of the Virginia Code permits, among other things, a restriction on transfer to any person or class of persons, if the restriction is not "manifestly unreasonable." Since the purpose of the Rights is to make the Company less vulnerable to abusive and unfair takeover tactics by giving the Board of Directors the time and flexibility to ensure that all shareholders are protected in their right to retain their investment, or to secure full value for it, while not precluding a fair acquisition of the Company, we believe that a court applying Virginia law should hold that (i) the restrictions on transfer set forth in the Plan are for a reasonable purpose and
(ii) not permitting Rights to be transferred to an Acquiring Person and its affiliates and associates is not manifestly unreasonable. Without these restrictions on transfer, certain types of unfair or coercive transactions could be pursued by a potential acquiror without regard to the Rights, thereby undermining the function of the Rights in encouraging a potential acquiror to negotiate with the Board of Directors and to pay fair value to the Company's shareholders.

     Someone seeking to attack the Plan might argue that the provisions of Section 13.1-638 of the Virginia Code (which provides that all shares of a class must have preferences, limitations and relative rights identical to those of other shares) prohibit the discriminatory effect of the restrictions on transfer imposed under the Plan.

     Courts in some jurisdictions have held that rights plans violate statutes similar to Section 13.1-638 because of provisions which, in certain circumstances, invalidate rights held by the potential acquiror. These courts have held that the statutory provisions in question prohibit discrimination among shareholders. See, e.g., Amalgamated Sugar Co. v. NL Industries, Inc., 644 F. Supp. 1229 (S.D.N.Y. 1986), R. D. Smith & Co., Inc.
v. Preway, Inc. 644 F. Supp. 868 (W.D. Wis. 1986), The Bank of New York Co. Inc. v. Irving Bank Corp., 528 N.Y.S. 2d 482 (N.Y. Sup. Ct. 1988), aff'd without opinion, ____ A.D. 2d ____ (1st Dept. Oct. 4, 1988). On the other hand, courts in other jurisdictions dealing with similar plans and statutory provisions, have held that the prohibition against discrimination only extends to the shares and does not prohibit discrimination among shareholders. Using this reasoning, these courts upheld the provisions in the plans which restricted the exercisability of the rights by certain holders. See, e.g., Dynamics Corp. of America v. CTS Corp., 805 F. 2d 705 (7th Cir. 1986), Gelco Corp.
v. Coniston Partners, 652 F. Supp. 829 (D. Minn. 1986).

     Whether or not Section 13.1-638 would prohibit attempts to invalidate rights already held by a person because of discrimination among existing security holders, we believe that a court applying Virginia law should hold that any such principles would be inapplicable to the transfer restrictions contained in the Plan. These transfer restrictions may prevent a person from acquiring more Rights but do not affect his ability to exercise Rights previously acquired.

Standard of Conduct of the Board of Directors

     Directors of a corporation stand in a fiduciary relationship to their corporation, and therefore impliedly to their shareholders, and have a duty to exercise due care in making decisions. To fulfill their obligations, directors must have access to and consider reasonably available information relevant to their decisions. Directors are generally protected against liability for actions taken in exercise of their duties as directors by the business judgment rule. This rule accords a presumption of validity to directors' actions unless it is shown that the directors acted in bad faith, fraudulently or in their own self interest. Courts applying Virginia law have recognized the business judgment rule. Penn v. Pemberton & Penn, 189 Va. 649, 53 S.E. 2d 823 (1949); Abella v. Universal Leaf Tobacco Co., Inc., 495 F. Supp. 713 (E.D. Va 1980), reconsidered at 546 F. Supp. 795 (E.D. Va. 1980).

     In the 1986 revision of the Virginia Stock Corporation Act, the General Assembly adopted a statutory standard of conduct for directors. If a director performs his duties in accordance with this standard of conduct, he is not liable for any action taken as a director. Thus the General Assembly has codified the business judgment rule for directors of Virginia corporations. To date there have been no judicial interpretations of the new statute.

     Section 13.1-690 of the Virginia Code sets forth the general standard of conduct for directors and provides as follows:

     A. A director shall discharge his duties as a director, including his duties as a member of a committee, in accordance with his good faith business judgment of the best interests of the corporation.

     B. Unless he has knowledge or information concerning the matter in question that makes reliance unwarranted, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by:

          1. One or more officers or employees of the corporation whom the director believes, in good faith, to be reliable and competent in the matters presented;

          2. Legal counsel, public accountants, or other persons as to matters the director believes, in good faith, are within the person's professional or expert competence; or

          3. A committee of the board of directors of which he is not a member if the director believes, in good faith, that the committee merits confidence.

     C. A director is not liable for any action taken as a director, or any failure to take any action, if he performed the duties of his office in compliance with this section.

     D. A person alleging a violation of this section has the burden of proving the violation. (emphasis supplied)

     Commentary from the drafters of this section reflects an intention to simplify the standard of conduct and to avoid measuring the conduct against a reasonable man standard. Instead courts should look to the director's good faith decision of what is in the best interests of the corporation. The drafters believed that under this standard, a director could be more certain that he is acting properly than under previous judicial decisions.

     While there have been no Virginia cases applying Section 13.1-690 of the Virginia Code or the business judgment rule to actions of boards of directors in issuing rights similar to those contemplated by the Plan, several cases from other jurisdictions have examined director conduct in just such a context. The most notable of these cases is the Household case, in which the Delaware Supreme Court held that the business judgment rule as construed in that state applies to the adoption of a shareholder rights plan. The Household court also recognized the propriety of adopting such a plan in preparation for the possibility of an unfriendly takeover attempt:

     ...pre-planning for the contingency of a hostile takeover might reduce the risk that, under the pressure of a takeover bid, management will fail to exercise reasonable judgment. Therefore, in reviewing a pre-planned defensive mechanism it seems even more appropriate to apply the business judgment rule.

     Moran v. Household International, Inc., supra, 500 A. 2d at
     1350 (1985) emphasis supplied).

     After the Household decision, the Delaware Supreme Court in the Revlon case determined that the adoption of a rights plan similar to the Plan was within the power of the board of directors and was valid under the circumstances existing at the time of its adoption. In an Illinois federal case applying Indiana law (which was assumed to follow Delaware law), the court dismissed arguments relating to the power of a board of directors to adopt the rights plan under review, although it issued a preliminary injunction against the plan on the grounds that under the circumstances the particular plan was unreasonable in relationship to the particular threat to the corporation. Dynamics Corp. of America v. CTS Corp., 637 F. Supp. 406 (N.D. Ill. 1986), aff'd, 794 F. 2d 250 (7th Cir. 1986).

     The basic principles of the business judgment rule and of
Section 13.1-690 of the Virginia Code are, we believe, quite similar under Virginia and Delaware law. Accordingly, we believe that the analysis and conclusions of the Delaware Supreme Court on such issues arising under Delaware law would be favorably considered by a Virginia court in considering whether the adoption of the Plan was a proper exercise of business judgment under Section 13.1-690.

     Given the broad authorization contained in Section 13.1-646 with respect to the power of boards of directors to create and issue rights on such terms as it determines and the provisions of
Section 13.1-690 which protect directors from liability for actions taken in exercise of their good faith business judgment of the best interests of the corporation, we believe a Virginia court should apply the Household and Revlon decisions and their reasoning to the decision of the Board of Directors to adopt the Plan and to issue the Rights.

Subsequent Board Decisions

     This opinion is limited to the adoption of the Plan by the Board of Directors. Any further action or inaction by the Board of Directors with respect to the Plan, including a decision relating to the redemption of the Rights, will be judged in light of all relevant facts and circumstances applicable at the time. The courts have generally been supportive of a board's decision not to redeem the rights so long as the rights are being used to protect the corporation and its shareholders from an inadequate offer, to give the Board time to consider alternatives or seek a higher offer or to foster an auction process. See, e.g., CRTF Corporation v. Federated Department Stores, Civ. No. 487, 1485, 1548 (S.D.N.Y. March 18, 1988), BNS Inc. v. Koppers Company, Inc., 683 F. Supp. 458 (D. Del. 1988), Facet Enterprises, Inc. v. The Prospect Group, Inc., C.A. No. 9746 (Del. Ch. April 11,
1988), Tate & Lyle PLC v. Staley Continental, Inc., [1987-88 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 93,764 (Del. Ch. May 9, 1988). However, recently some courts have ordered the redemption of the rights after the corporation has had a reasonable opportunity to explore alternatives thereby permitting the shareholders to choose whether to tender into an all cash offer. See, e.g., Southdown, Inc. v. Moore McCormack Resources, Inc., C.A. No. 14-88-557 (S.D. Tex. April 14, 1988), Mills
Acquisition Co. v. Macmillan, Inc., [Current] Fed. Sec. L. Rep.
(CCH) paragraph 94,071 (Del. Ch. Oct. 17, 1988), rev'd on other grounds, [Current] Fed. Sec. L. Re. paragraph 94,072 (Del. Supr. Nov. 2, 1988), City Capital Associated Ltd. Partnership v. Interco Inc., C.A. 10105 (Del. Ch. Nov. 1, 1988) Grand Metropolitan PLC v. Pillsbury Co., C.A. 10319 (Del. Ch. Dec. 16,
1988).

Opinion

     Based upon the foregoing, we are of the opinion that a court applying Virginia law should hold that:

     1. The adoption of the Plan and declaration of the rights dividend distribution was a matter properly within the business judgment of the Board of Directors of the Company.

     2. All corporate action required under the laws of Virginia has been taken (i) for the authorization of issuance of the Rights in accordance with the terms of the Rights Agreement,
(ii) for the authorization of issuance of the Series M Preferred Stock in accordance with the Articles of Incorporation of the Company, and (iii) for the Rights, when issued, to be validly issued.

     This opinion is furnished solely for your benefit and may not be relied on by any other person.

                              Very truly yours,

                              McGuire Woods Battle & Boothe